SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 24, 2026

List of Materials

Documents attached hereto:

Notice Regarding the Issuance of USD-Denominated Senior Unsecured Notes

June 24, 2026

Sony Group Corporation

Notice Regarding the Issuance of USD-Denominated Senior Unsecured Notes

Sony Group Corporation (“Sony”) today announced that it has decided to issue USD-denominated senior unsecured notes (the “Notes”) under the terms and conditions outlined below. The offering of the Notes is being made pursuant to the shelf registration statement (Form F-3) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 18, 2026 (Eastern Daylight Time) and a preliminary prospectus supplement to the base prospectus included therein.

		USD-denominated senior unsecured notes due 2031	USD-denominated senior unsecured notes due 2036
1.	Principal Amount	USD 500 million	USD 500 million
2.	Interest Rate	4.657% per annum	5.089% per annum
3.	Issue Price	100% of the principal amount
4.	Term	5 years	10 years
5.	Maturity Date	June 30, 2031	June 30, 2036
6.	Settlement Date	June 30, 2026
7.	Ratings	A2 (Moody’s) A+ (S&P)
8.	Use of Proceeds	General corporate purposes

Note:	The Notes are being offered pursuant to an automatic shelf registration statement (including a base prospectus) that was filed by Sony with the SEC on June 18, 2026, and became effective upon filing. Before you invest, you should read the base prospectus in the shelf registration statement and the documents incorporated by reference therein and the preliminary prospectus supplement that Sony has filed with the SEC for more complete information about Sony and the offering. Copies of the base prospectus and the prospectus supplement relating to the offering may be obtained from BofA Securities, Inc. at 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attention: Prospectus Department, at dg.prospectus_requests@bofa.com or by telephone at 1-800-294-1322 or Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; or by email at prospectus@morganstanley.com. A copy of the base prospectus and the prospectus supplement relating to the offering may also be obtained free of charge by visiting EDGAR on the SEC's website at www.sec.gov.

This press release has been prepared for the sole purpose of announcing to the public certain matters relating to Sony’s issuance of the Notes, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.